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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  FORM 12b-25

                                                Commission File Number 333-32825

                          NOTIFICATION OF LATE FILING

(Check One):
    [X] Form 10-K    [ ] Form 11-K    [ ] Form 20-F [ ] Form 10-Q
    [ ] Form N-SAR
            For Period Ended:____________________________________________
    [ ] Transition Report on Form 10-K  [ ] Transition Report on Form 10-Q
    [ ] Transition Report on Form 20-F  [ ] Transition Report on Form N-SAR
    [ ] Transition Report on Form 11-K
            For Transition Period Ended:__________________________________

Read attached instruction sheet before preparing form.  Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ___________________________

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                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant    SFW HOLDING CORP.
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Former name if applicable
                          ----------------------

                                3300 75TH AVENUE
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           Address of principal executive office (Street and Number)

                            LANDOVER, MARYLAND 20785
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                            City, state and zip code


                                    PART II
                            RULE 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
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[X]      (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) the accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                    PART III
                                   NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

                 SFW Holding Corp. (the "Company") is the guarantor of notes issued by Shoppers Food Warehouse Corp. in 1997. The Company submitted a no-action letter, asking the Securities and Exchange Commission (the "Commission") to exempt the Company from making filings under the Securities Exchange Act of 1934 because it has no operations and its only asset is 100% of the stock of Shoppers Food Warehouse Corp., which entity is subject to filing requirements as the issuer of the notes. After months of discussion, in mid-April, the Commission verbally indicated that the no-action request would not be granted. Because the Company was unsure whether it would be required to file a Form 10-K until shortly before the the filing deadline, the Company was unable to complete its filing on Form 10-K for the period ended January 31, 1998. The Company's parent, Dart Group Corporation, and its sole subsidiary, Shoppers Food Warehouse Corp., each timely filed its respective Form 10-K on May 1, 1998.


                                    PART IV
                               OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

RONALD RICE                                    (301) 226-1406
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(Name)                                         (Area Code)(Telephone Number)


         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                        [ ] Yes  [X] No
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                 The Company did not file a report on Form 10-Q, to have been dated as of November 1, 1997.


         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                        [ ] Yes  [X] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                               SFW Holding Corp.
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date     May 4, 1998                 By      /s/ RICHARD B. STONE
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                                             Richard B. Stone
                                             Chief Executive Officer